September 8, 2025

Bruce Steel
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa
Suite 105
La Jolla, CA 92037

       Re: Equillium, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-38692
Dear Bruce Steel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 93

1. To the extent you track any of your costs by product candidate and indication, please provide disclosures to be presented in future filings to separately disclose your research and development expenses by product candidate and indication. To the extent you are not able to quantify any such costs by product candidate or indication, disclose that fact as well as the reasons why not, and provide separate quantification for unallocated expenses by their natural expense categories or type. The total of quantifiable expenses should reconcile to the amount of research and development expenses presented on the face of your Statement of Operations. We note from your disclosures in the Notes to Consolidated Financial Statement that you are able to separately classify accrued expenses for Biocon clinical development related to ulcerative colitis study. We also note from disclosures in the Comparison of the Years
       Ended December 31, 2024 and 2023 in Results of Operations that you are able to distinguish preclinical and clinical research and development expenses. September 8, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences